P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

September 19, 2005	Symbol – TSX & AIM: KGI

KIRKLAND LAKE GOLD’s RESERVES INCREASE TO 927,000 OUNCES;
DRIFTING TO BEGIN SOUTH TO ACCESS SUBSTANTIAL NEW DISCOVERIES;
EXPLORATION UPDATE

Kirkland Lake Gold Inc (the “Company”) is pleased to present its new year-end (April 30, 2005) gold reserve and resource estimates for its operations in Kirkland Lake, Ontario and an exploration update.

Since the December 2002 reserves were released, the Company has increased the reserves by 160%, as a result of an aggressive exploration campaign together with the conversion of resources to reserves. In addition, significant increases to resources are anticipated in the year ahead due to recent outstanding exploration discoveries to the south of the mine workings such as the 90.4 foot intersection assaying 2.3 ounces of gold (uncut or 1.16 ounces cut – higher grades are cut to 3.50 ounces of gold per ton) and the follow-up 124.5 foot interval which assayed 1.43 ounces of gold uncut (see news releases dated July 11th, 2005 and August 15th, 2005).

“Continued exploration success in the wide–spaced drilling to the south of the Kirkland Lake Camp, which has historically produced 24 million ounces of gold, is beginning to bring in tonnages surpassing the original projections now that closer spaced drilling is underway, “commented Mike Sutton, Chief Geologist. “The new discoveries will have a very positive effect on the economics of mining.”

Drift to Access New North-South Discoveries from 5300 Level

Exploration drilling to the south over the past two years has resulted in the discovery of many new north-trending zones of mineralization and the extension of previously discovered zones. These include the Lower D, LK and the most recent “unnamed” discovery over which a 90.4 foot intersection assayed 2.3 ounces of gold (uncut or 1.16 ounces cut), and the follow-up 124.5 foot interval which assayed 1.43 ounces of gold (uncut or 0.84 cut). An inferred resource of 172,000 tons at grade of 0.96 ounces of gold per ton has been estimated based on the two drill hole intersections for this new “unnamed “discovery.

“The new drift will add an exciting chapter to the exploration programs, allowing the conversion of wide-spaced drilling into resource drilling on 100-200 foot spacing with 600-700 foot long holes, instead of the current 300-500 foot spacing with 2,000 foot holes ” added Stewart Carmichael, Chief Exploration Geologist. “The potential to develop a new mine over the short term is clear on this part of the property and the geological knowledge gained will pay dividends for years to come.”

The Company plans to begin a multi-functional exploration drift to the south that will serve as both a drilling platform and to enable bulk sampling of the various new discoveries. The drift will begin on the easternmost Macassa property at the 5300-foot level and will be approximately 2,500 feet in length. The drift will intersect the latest discovery close to the same elevation (-5340) as the wedged drill hole, 50-627W1. The drift will also intersect the LK Zone approximately 45 feet above drill hole 45-911A which assayed 26.21 ounces of gold over 6.0 feet (uncut or 1.43 cut) and included an assay of 102.46 ounces of gold over 1.5 feet.

It is anticipated that the drift will intersect additional mineralized zones as indicated by exploration drilling. These include the #6 Break, #6 Break Splay, the Lower D, and other identified zones. The Company plans to excavate a series of drill bays along the drift, which will provide drilling platforms to test these various zones at close spaced intervals. Drilling will cover an area from the existing Lower D reserve and resource block back to the mine workings, a distance of 2,000 feet horizontal and 800 feet vertical. This will be used to define resources with a combined potential of up to 700,000 ounces of gold from all the various zones. As part of the exploration program, bulk sampling of the various zones will be completed to ascertain grade distribution, ore geometry and recovery. The end of this drift will also provide access to drill the Kirkland Lake Main Break to the -7000 foot level, and is estimated to require approximately eight months for completion.

A plan view of the proposed drift (figure 1) may be viewed on the company’s website (www.klgold.com).

To date, nine mineralized structures, including at least five North-South structures, have been discovered south of the active mine workings at Macassa. These may extend 5,000 feet or more. To date, the Lower D has ore-grade intersections for 2,700 feet horizontally. Historically, ore-bearing structures in Kirkland Lake are laterally very extensive (1,000 feet to 20,000 feet). Ore-grade shoots along these structures generally are also extensive (1,000 to 8,000 feet). An example of the extent of potential mineralization is the Teck-Hughes Mine, where 3,700,000 ounces of gold were mined from the Main Break over a strike length of only 1,400 feet (located on a single mineral claim).

Resources & Reserves Increase

The Company has estimated its gold reserves and resources as of April 30, 2005 as follows.

	TONS	GRADE (ounces per ton)	OUNCES
Reserves
Proven	1,151,000	0.43	492,000
Probable	872,000	0.50	435,000

Total Proven + Probable	2,022,000	0.46	927,000

Resources
Measured	921,000	0.38	349,000
Indicated	1,029,000	0.36	372,000

Total Measured + Indicated	1,950,000	0.37	720,000

Total Proven + Probable + Measured + Indicated	3,972,000	0.42	1,648,000

Inferred Resources	732,000	0.44	322,000

Notes:

1.	The reserves and resources are estimated using the polygonal method.
2.	All intersections are calculated out to a 5.0 foot minimum horizontal mining width.
3.

Dilution is added to reserves at varying rates depending on mining method, and the width of the ore. Dilution in the reserve estimate overall averages 28.4% at 0.02 ounces of gold per ton. All higher grades are cut to 3.50 ounces of gold per ton. The cut-off is 0.25-0.35 ounces of gold per ton over the horizontal mining width. Cut-off grades of 0.25 oz/ton Au and 0.35 oz/ton Au are used for reserves depending on the location, and economics of the block. Generally, a cut-off of 0.32 is required on a whole-block basis to achieve profitability. It is possible to have sub-blocks within an ore reserve block that assay less than any cut-off which have been incorporated for mining or geotechnical reasons. Ore blocks that grade between 0.20 and the cut-off have been classified as resource.

4.

The area of influence of the proven and measured categories are 30 feet from development chip samples, probable and indicated categories are 50 feet of radius from a known sample point (drill holes); inferred is another 50 feet of influence.

5.	A 94% tonnage recovery is used. Continuity of the veins appears very good.
6.	The assumptions used include $375.80 U.S. per ounce of gold, and an exchange rate of $0.728 Canadian= U.S. $1.00 ($516 Canadian per ounce = 3 year average).
7.	The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue that may materially affect its estimate of mineral resources.
8.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
9.	The mineral reserves are not part of the mineral resources.
10.

For the reserves and resources above, resources at #2 shaft were decreased significantly- by 537,000 tons- when compared to the previous year; these resources were calculated by previous owners of the mine and, as a consequence of their position with respect to the existing infrastructure, and grade, the Company decided to delete them from the resource categories.

11.

The Lower D has been intersected over a strike length of 2,700 feet. Of the 2,700 feet, 550 feet of strike (20%) has been drilled at close enough spacing to define reserves and resources. In fiscal 2006 the Company plans to drill the north portion of this zone over a strike length of 1,400 feet as well as the new discoveries to the south at a close enough spacing to define new resources.

Ounces in proven plus probable reserves:

The full breakdown of the reserves and resources can be seen on the Company’s website. An independent audit of the current reserves has been undertaken by Glenn R. Clark, P. Eng., of Glenn R. Clark & Associates Limited, and can be viewed on the Company’s website (www.klgold.com) and is filed on SEDAR (www.sedar.com).

FISCAL 2005 EXPLORATION UPDATE

An aggressive exploration program was undertaken in fiscal 2005 where $7.23 million was spent on drilling, of which $5.7 million was on exploration drilling, $1.5 million was on definition drilling, and $1.3 million was on exploration development and rehabilitation. A total of 498,000 feet of drilling took place, with 209,900 feet in surface drilling, and the remainder underground. The average cost per foot was $14.51.

Major drill programs included the South Break (surface and underground), north-south zones such as the Upper and Lower D vein, ABM, LK, and the new south discovery (surface and underground), the ’05/Narrows Break (surface and underground), and the Main Break (and subsidiary hanging wall veins) at Kirkland Minerals. This drilling was, for the most part, at 500-1000 foot centres, and as such, although significant ore-grade intersections were realised, there could not be any effect on reserves or resources from this drilling (as the drilling is too far apart to have the necessary continuity under applicable requirements).

The goal of the original 3-year exploration program was to drill large structures at 500-1000 foot centres to identify areas that would have the potential to host up to 15 million tons of ore (using 25% of the total area). Follow-up drilling would be required to bring to resources (200 foot centres) and additional follow-up drilling would be required to bring to reserves (30 to 100 foot centres). Upon successful intersection of ore-grade, resource and reserve drilling would immediately proceed.

The wide-spaced exploration drilling has succeeded in identifying very large, high grade ore zones including the completely new North-South structural direction, accomplishing the goals of the exploration program. The next immediate step will now be to test at closer spaced intervals in order to define resources in these large and high-grade zones.

In fiscal 2005 exploration drilling did, on top of the wide spaced drilling programs, complete enough close spaced drilling on various zones, with the following results

A net increase of reserves and resources by 138,700 ounces (all categories). Since drilling began in 2002 (Foxpoint-Kirkland Lake Gold), 600,000 new ounces have been discovered through exploration drilling.

Newly discovered zones found by executing the original program include the LK, Lower D, Upper D, and ABM Zones and have substantially increased Kirkland Lake Gold’s ore potential.

The Lower D, for example, now has 12 ore-grade drill intersections over a 2,700-foot strike length, a 500 foot vertical height, and average width of 7.9 feet with a weighted (by width) grade of 0.81ounces of gold per ton. At the same time, longer holes than originally planned are required, and drilling of the new zones has shifted the original program substantially.

Of the total 575,000 feet to have been drilled in 2005, 391,000 feet was not done because of lack of access and other causes, with much of it made up elsewhere in the Kirkland Lake camp

FISCAL 2006 EXPLORATION – LOOKING FORWARD
In the Company’s 2006 fiscal year, it is planning a number of exploration programs aimed at:

A)

Drilling aerially large, ore-bearing, unexplored, vein systems and structures that have been identified on its properties. One example will be to carry out surface drilling on the ’04 Break at Macassa to attempt to bring the ore from the top level (3400) to surface.

B)

Follow-up on the new discoveries to the south including the utilization of the new drift from 5300 level. Drilling from this drift will enable the Company to complete drilling at close enough spacing to define resources.

C)	Explore for and expand known areas of mineralization close to the existing mine infrastructure to insure the continued longevity of the mine.

About the Company

The Company purchased the Macassa Mine and the 1,500-ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101,

Standards of Disclosure for Mineral Projects).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001. The Company’s Macassa Mine Property is the subject of reserve reports prepared by

  David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002 .

  Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2003 dated August 30, 2003.

  Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. entitled Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario (Kirkland Lake Gold Inc.) as at April 30, 2004 dated August 31, 2004.

  Glenn R. Clark P. Eng., entitled Review of Resources and Reserves, Macassa Mine, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc. dated September 9, 2005.

All of these technical reports have been filed on SEDAR (www.sedar.com).

For further information, please contact:

Brian Hinchcliffe	Scott Koyich
President	Investor Relations
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com
E-mail: bhinchcliffe@klgold.com
Website- www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

The reserves and resources disclosed in this news release have been estimated using definitions and procedures which conform to National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. These reserves and resources were completed internally by the Company’s personnel, and were audited by Glenn R. Clark & Associates Limited (an independent geological and mining consulting firm). The reserves are not part of the resources. For details on the calculation of reserves and resources, please refer to the disclosure on the Company’s website.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources
This news release uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. investors concerning estimates of Inferred Resources
This news release uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Cautionary Note to U.S. Investors- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms is press release, such as “measured,” “indicated,” and “inferred” ”resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File No. 01-31380, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.sht.